

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 NORTH RIO GRANDE, STE. 101
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT J. ROBERTSON (801) 596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS, P.C.
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, STE. 100	LOGAN	UTAH	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, SCOTT J. ROBERTSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEWIS YOUNG ROBERTSON & BURNINGHAM, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA M. JOHANSEN
NOTARY PUBLIC - STATE OF UTAH
136 E. SOUTH TEMPLE #100
SALT LAKE CITY UT 84111
My Comm. Exp. 12/01/2007

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2006 and 2005

JONES SIMKINS P.C.



CERTIFIED PUBLIC ACCOUNTANTS

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

INDEX TO FINANCIAL STATEMENTS

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2006 and 2005



Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 23, 2007

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2006 and 2005

ASSETS		2006	2005
Current assets:			
Cash	$	428,658	292,945
Investments		-	9,990
Accounts receivable, net		285,105	141,187
Prepaid expenses		14,801	27,152
Total current assets		728,564	471,274
Property and equipment, net		87,770	82,765
Cash surrender value of life insurance		126,526	101,845
Other assets		20,195	5,394
Total assets	$	963,055	661,278
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	306,109	214,468
Related party notes payable		-	100,000
Current portion of deferred income taxes		92,000	30,000
Total current liabilities		398,109	344,468
Deferred income taxes		22,000	14,000
Total liabilities		420,109	358,468
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding		4,500	4,500
Additional paid-in capital		98,057	98,057
Retained earnings		440,389	200,253
Total stockholders' equity		542,946	302,810
Total liabilities and stockholders' equity	$	963,055	661,278

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Financial advisory fees	$ 2,367,377	1,954,646
Consulting fees	1,218,284	557,262
Other	22,127	134,368
Gain on investments	17,739	1,740
	3,625,527	2,648,016
General and administrative expenses	3,231,816	2,680,515
Income (loss) from operations	393,711	(32,499)
Other expense:		
Loss on sale of property and equipment	-	(7,171)
Interest expense	(575)	(289)
	(575)	(7,460)
Income (loss) before income taxes	393,136	(39,959)
Provision (benefit) for income taxes	153,000	(9,000)
Net income (loss)	$ 240,136	(30,959)

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stock Sales	Retained Earnings	Total
	Shares	Amount				
Balance at January 1, 2005	4,500	$ 4,500	$ 98,057	$ (13,976)	$ 231,212	$ 319,793
Collection of notes receivable	-	-	-	13,976	-	13,976
Net loss	-	-	-	-	(30,959)	(30,959)
Balance at December 31, 2005	4,500	4,500	98,057	-	200,253	302,810
Net income	-	-	-	-	240,136	240,136
Balance at December 31, 2006	4,500	$ 4,500	$ 98,057	$ -	$ 440,389	$ 542,946

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income (loss)	$	240,136	(30,959)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		33,461	37,695
Loss on disposal of assets		-	7,171
Deferred income taxes		70,000	(9,000)
Gain on investments		(17,739)	(1,740)
Proceeds from sales of investments		27,729	-
(Increase) decrease in:			
Accounts receivable		(143,918)	(18,659)
Prepaid expenses		12,351	(27,152)
Other assets		(14,801)	-
Increase in payables		91,641	6,320
Net cash provided by (used in) operating activities		298,860	(36,324)
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(24,681)	(53,739)
Purchase of property and equipment		(38,466)	(36,982)
Net cash used in investing activities		(63,147)	(90,721)
Cash flows from financing activities:			
Proceeds from related party notes payable		-	100,000
Payments on related party notes payable		(100,000)	-
Collection of notes receivable from stock sales		-	13,976
Payments on long-term debt		-	(19,287)
Net cash provided by (used in) financing activities		(100,000)	94,689
Net increase (decrease) in cash		135,713	(32,356)
Cash, beginning of year		292,945	325,301
Cash, end of year	$	428,658	292,945

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2006.

Investments

The Company classifies its investments at fair value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Investments

Investments are recorded at fair value and consist of the following:

	2006	2005
Investments, at cost	$ -	810
Unrealized holding loss	-	-
Unrealized holding gain	-	9,180
Investments, at fair value	$ -	9,990

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 3 – Detail of Certain Balance Sheet Accounts

Accounts receivable consist of the following:

	2006	2005
Accounts receivable	$ 324,245	150,670
Allowance for doubtful accounts	(39,140)	(9,483)
	$ 285,105	141,187

Payables consist of the following:

	2006	2005
Accounts payable	$ 27,022	16,584
Pension payable	222,112	192,458
Vacation payable	1,975	5,426
Income taxes payable	55,000	-
	$ 306,109	214,468

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2006	2005
Furniture and fixtures	$ 131,036	131,036
Computer equipment	188,065	151,967
Leasehold improvements	15,782	13,414
	334,883	296,417
Less accumulated depreciation and amortization	(247,113)	(213,652)
	$ 87,770	82,765

Note 5 – Related Party Notes Payable

Related party notes payable consisted of three 6% notes to the owners of the Company which were unsecured and subordinated and were paid during 2006.

Note 6 – Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2007 through 2013. Future minimum rental payments for these noncancelable operating leases at December 31, 2006 are as follows:

Year	Amount
2007	$ 156,897
2008	183,531
2009	189,020
2010	194,376
2011	199,903
Thereafter	223,058
	$ 1,146,785

Rental expense on the operating leases for the years ended December 31, 2006 and 2005 was approximately, $100,000 and $86,000, respectively.

Note 7 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $222,000 and $193,000 for the years ended December 31, 2006 and 2005, respectively.

Note 8 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

		2006	2005
Interest	$	575	289
Income taxes	$	-	28,391

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 9 – Income Taxes

The provision (benefit) for income taxes consists of the following:

	2006	2005
Current	$ 83,000	-
Deferred	70,000	(9,000)
	$ 153,000	(9,000)

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

	2006	2005
Federal tax at statutory rates	$ 133,000	(15,000)
State tax at statutory rates	13,000	-
Insurance	8,000	3,000
Meals and entertainment	6,000	3,000
Other	(7,000)	-
	$ 153,000	(9,000)

Deferred tax liabilities consist of the following:

	2006	2005
Revenue and expense recognition	$ (92,000)	(41,000)
Depreciation	(22,000)	(14,000)
Unrealized holding gain	-	(1,000)
Loss on investments	-	7,000
Net operating loss carryforward	-	5,000
	$ (114,000)	(44,000)

Presented in the financial statements as follows:

	2006	2005
Current portion of deferred income taxes	$ (92,000)	(30,000)
Deferred income taxes	(22,000)	(14,000)
	$ (114,000)	(44,000)

Note 10 – Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and related party notes payable. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2006 and 2005, the Company's minimum net capital requirement was $5,000.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital:		
Total ownership equity	$	542,946
Subordinated borrowings allowable in computation of net capital		-
Non-allowable assets		(372,327)
Other additions		-
Net capital before haircuts on securities positions		170,619
Haircuts on securities:		
Current investments (money market funds 2%)		(7,664)
Net capital	$	162,955
Minimum net capital required (based on Aggregate Indebtedness):		
Minimum net capital required	$	5,000
Excess net capital	$	157,955
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	120,945
Aggregate Indebtedness:		
Total liabilities (less subordinated debt) from balance sheets	$	420,109
Ratio of aggregate indebtedness to net capital	$	2.6
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	162,955
Reconciling items		-
Net capital per above	$	162,955



Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



JONES SIMKINS, P.C.
Logan, Utah
February 23, 2007

END